Exhibit 99.1

Luckin Coffee Enters into Restructuring Support Agreement with Holders of a Majority of Existing Notes to Restructure Indebtedness and Enhance Capital Structure

Noteholders are Expected to Receive Approximately 91-96% of the Par Value

of the Existing Notes

Luckin Coffee Maintains Strong Liquidity Position and Continues to Execute on Growth Strategy

Company Actively Pursuing Several Options to Achieve Certainty of Funding

BEIJING, March 16, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC:LKNCY) today announced that it has entered into a restructuring support agreement (the “RSA”) with holders of a majority of Luckin Coffee’s $460 million1 0.75% Convertible Senior Notes due 2025 (the “Existing Notes”). The holders of Existing Notes who are party to the RSA (the “Restricted Group”) collectively hold or control approximately 59% in aggregate principal amount of the Existing Notes. Now that the terms of the RSA are public, Luckin Coffee can and will seek support for the RSA from additional holders of the Existing Notes.

Pursuant to the restructuring contemplated in the RSA (the “Restructuring”), which the Restricted Group has agreed to support and vote in favor of, Luckin Coffee expects to restructure the Existing Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Existing Notes in the amount of approximately 91-96% of par value.2

“We are pleased to reach this agreement with our noteholders, which represents an important milestone for Luckin Coffee,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “Today, we have a new leadership team and a viable plan to return Luckin Coffee to growth and value creation. The Board of Directors and management team believe that the Restructuring is in the best interests of the Company and its stakeholders. We will continue to take action to strengthen our capital structure while delivering outstanding products and services for our customers.”

All Luckin Coffee stores remain open for business, continuing to offer high quality products, affordability and convenience to customers in the People’s Republic of China (the “PRC”). The transactions contemplated in the RSA are expected to strengthen Luckin Coffee’s financial stability and enhance its continuing ability to serve its customers. The Company continues to meet its trade obligations in the ordinary course of business, including paying suppliers, vendors and employees.

1  All amounts listed in dollars herein are in U.S. dollars.

2  As further detailed below and in the RSA, depending on the value of equity in Luckin Coffee during the period preceding the effective date of the Restructuring, total recovery to holders of Existing Notes could exceed 96% of par value.

Transactions Contemplated in the RSA

As described in more detail and subject to the terms therein, the RSA contemplates, among other things, that the holders of the Existing Notes shall receive, on or after the effective date of the Restructuring, for each $1,000 principal amount and accrued and unpaid interest of the Existing Notes:

•                  Cash in an amount of $320, representing a recovery of 32% of par (the “Cash Consideration”);

•                  $230 principal amount of 9.00% One-Year Senior Secured Notes (the “New Notes A”), representing a recovery of 23% of par; 3

•                  $300 principal amount of 9.00% Five-Year Senior Secured Notes (the “New Notes B”), representing a recovery of 30% of par;

•                  A number of American Depository Shares of Luckin Coffee (“ADSs”) valued at $60, representing 6% of par; and

•                  if Luckin Coffee is able to raise equity in the amount of $50 million or more prior to the effective date of the Restructuring, then each holder of Existing Notes will have the option (the “Equity Conversion Option”) to elect to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A (such principal amount elected, the “Equity Conversion Amount”) with ADSs, or if ADSs are not available, New Notes B and/or cash, subject to a top-up mechanism that guarantees a recovery of 150% on the Equity Conversion Amount, representing an additional recovery of up to 5% of par.4

Luckin Coffee expects to implement the Restructuring through a scheme of arrangement in respect of the Existing Notes (the “Scheme”) pursuant to section 86 of the Companies Act (2021 Revision) (the “Companies Act”) of the Cayman Islands.5  The RSA provides that the Scheme must be approved in the Cayman Court and then enforced in the United States under chapter 15 of the U.S. Bankruptcy Code.6

3  In addition, holders of Existing Notes shall receive, on or after the effective date of the Restructuring, for each $1,000 principal amount and accrued and unpaid interest of the Existing Notes, $75 principal amount of Zero Coupon One Year Senior Secured Notes (the “New Notes C”); provided, however, that if the New Notes A are repaid in full, in cash on or prior to the maturity date of the New Notes A, then the entire issuance of New Notes C is automatically redeemed for $0.00 one business day after such repayment.

4  As further detailed in the RSA, depending on the value of equity in Luckin Coffee during the period preceding the effective date of the Restructuring, additional recovery due to exercise of the Equity Conversion Option may exceed 5%.

5  As previously reported, on July 15, 2020, the Grand Court of the Cayman Islands (the “Cayman Court”) appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “Joint Provisional Liquidators”). Luckin Coffee continues to operate its business and implement the Restructuring under the day-to-day control of its Board of Directors, under the supervision of the Joint Provisional Liquidators.

6  As previously reported, on February 5, 2021, Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited, commenced a case under chapter 15 of title 11 of the United States Code (the “Chapter 15 Case”) with the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”).   The Chapter 15 Petition seeks, among other things, recognition in the United States of the Company’s provisional liquidation pending before the Cayman Court (Financial Services Division, Cause No. 157 of 2020 (ASCJ)) and related relief.

RSA Timeline

As further detailed in the RSA, the RSA will be effective and binding upon the Company and the Restricted Group until the earlier of: (i) the implementation of the Restructuring following its approval in the Cayman Court and enforcement in the U.S. Bankruptcy Court and (ii) December 31, 2021 (the “RSA Long-Stop Date”); provided that the Company and the JPLs may extend the RSA Long-Stop Date (i) for a period of up to 30 days, unless the Majority Ad Hoc Group (as defined in the RSA) objects to such extension and provides 5 business days’ prior written notice of such objection to the Company and the JPLs and (ii) until such later time as agreed in writing between the Company, the JPLs and the Majority Ad Hoc Group.

Prior to the RSA Long-Stop Date, the Company is required to complete certain milestones to ensure the Restricted Group’s continued support for the Restructuring. These milestones include obtaining reasonable assurance of offshore7 funding in an amount equal to or greater than the Cash Consideration by June 14, 2021. In addition, the milestones require Luckin Coffee to file (i) a petition with the Cayman Court under section 86 of the Companies Act for an order approving the Scheme; and (ii) a summons with the Cayman Court for directions to convene the relevant meeting of creditors in respect of the Scheme, in each case no later than September 1, 2021.

As required under the RSA, the Company shortly will commence the formal PRC regulatory approval process to transfer funds offshore through a planned capital reduction, in an amount sufficient to satisfy the Cash Consideration. The Company’s unaudited consolidated cash balance, excluding restricted cash and illiquid investments, amounts to approximately $775 million as of February 28, 2021.8 The capital reduction process is subject to approval from the relevant regulators in the PRC. Importantly, this remittance of PRC funds is not expected to have any impact on the Company’s ability to continue to meet its trade obligations in the ordinary course of business, including paying suppliers, vendors and employees.

While there is no certainty that the above-described PRC regulatory approvals will be obtained, the Company is also pursuing alternative funding solutions from external investment sources. The Company is presently engaged in exclusive discussions for a period of 30 days9 with a credible investor, with a view to raise at least $250 million of equity funding through a private placement. This contemplated transaction is subject to ongoing negotiations and could be conditioned upon a number of factors, such as the market conditions and the filing of the Company’s 2019 annual report.10 Accordingly, there is no assurance with respect to the terms or the completion of this transaction.

7  “Onshore” refers to financing, assets, etc. located in the PRC, whereas “offshore” refers to financing, assets, etc. located outside the PRC.

8  This amount assumes a USDRMB exchange rate of 1 USD = 6.4730 RMB. The great majority of the Company’s consolidated cash is located in the PRC.

9  This period is subject to certain conditions and may be extended by the Joint Provisional Liquidators.

Instructions to Become Party to the RSA

In connection with the Restructuring, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel and Houlihan Lokey as financial advisor.

Holders of Existing Notes may contact Houlihan Lokey at HL_Lake@HL.com with any questions regarding the RSA or the Restructuring. A copy of the RSA and instructions for holders of Existing Notes who would like to accede to the RSA are available on the Joint Provisional Liquidators’ website at https://dm.epiq11.com/case/luckin/documents.

Please note that the summary of the Restructuring and the RSA in this announcement is for informational purposes only and is not a substitute for careful review of the RSA. Holders of the Existing Notes are urged to review the RSA and consult their own advisors as to the consequences of acceding to the RSA.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

10  Refer to section 6.1.1 of the Joint Provisional Liquidators’ Second Report to the Cayman Court dated January 29, 2021 for additional information.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, Luckin Coffee pursues its mission to be part of everyone’s everyday life, starting with coffee. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449